UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 Commission File Number 1-6903

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRINITY INDUSTRIES, INC. 401(k) PLAN AS RESTATED EFFECTIVE AUGUST 1, 2020

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

14221 N. Dallas Parkway, Suite 1100
Dallas, Texas 75254-2957

Financial Statements and Supplemental Schedule

Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020

As of December 31, 2024 and 2023, and for the
Year Ended December 31, 2024

Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020

Financial Statements and Supplemental Schedule

As of December 31, 2024 and 2023, and
for the Year Ended December 31, 2024

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020 (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2024 and 2023, and the changes in its net assets available for benefits for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2024 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ ERNST & YOUNG LLP
We have served as the Plan's auditor since 1987.

Dallas, Texas
June 2, 2025

Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020
Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
	(in millions)
Assets
Investments, at fair value	$378.8	$321.4

Receivables:
Participant contributions	0.5	0.4
Company contributions	0.6	0.6
Notes receivable from participants	6.0	4.4
Total receivables	7.1	5.4
Total assets	$385.9	$326.8

Liabilities and Net Assets Available for Benefits
Other liabilities	$0.4	$0.9
Net assets available for benefits	$385.5	$325.9
See accompanying notes to financial statements.

Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2024
(in millions)
Additions
Contributions:
Participants	$19.0
Company	11.9
Rollover	1.0
31.9

Net appreciation in the fair value of investments	53.7
Interest and dividend income	3.1
Interest income on notes receivable from participants	0.3
Total additions	89.0

Deductions
Benefits paid to participants	36.4
Administrative expenses	0.5
Total deductions	36.9

Net increase prior to transfers into plan	52.1

Transfers into plan	7.5

Net increase after transfers into plan	59.6
Net assets available for benefits at beginning of year	325.9
Net assets available for benefits at end of year	$385.5
See accompanying notes to financial statements.

Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020
Notes to Financial Statements
December 31, 2024

1. Description of the Plan
The following brief description of the Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020 (the "Plan") is provided for general information only. Participants should refer to the plan document and Summary Plan Description for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan designed to comply with the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is sponsored by Trinity Industries, Inc. (the "Company"). Voya Financial (the "Trustee" and "Recordkeeper") serves as the plan trustee and recordkeeper.
In March 2023, the Company acquired RSI Logistics ("RSI"). Effective January 1, 2024, the RSI Logistics, Inc. Employee Deferred Compensation Plan was merged into and with the Plan. Employees of RSI became eligible to participate in the Plan and were credited with prior service for vesting purposes. The amount transferred totaled $7.5 million, which is reported as Transfers into plan on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2024.
Administration of the Plan
The Plan is administered by the Retirement Plan Committee (the "Committee"), consisting of at least three persons who are appointed by the Finance and Risk Committee of the Board of Directors of the Company (the "FRC"). The members of the Committee serve at the discretion of the FRC, and any Committee member who is an employee of the Company does not receive compensation for their services. The expenses incurred by the Trustee in the performance of its duties, including the Trustee's compensation, and the expenses charged by the Recordkeeper of the Plan, are paid by the Plan unless paid by the Company. All other expenses are paid by the Company and are excluded from these financial statements.
Participation
Each employee of the Company is eligible to contribute to the Plan immediately upon employment, and must meet each of the following additional requirements:
1.Must be in a unit of employees who are designated as eligible to participate in the Plan; and
2.Must not be included in a unit of employees covered by a collective bargaining agreement, unless benefits under the Plan were included in an agreement as a result of good faith bargaining.
Any eligible employee who does not make an election to either participate or not participate in the Plan is automatically enrolled in the Plan with a deferral rate of 3%. Effective January 1, 2025, each automatically enrolled participant's contribution will increase to a deferral rate of 6% of their eligible contribution.
Contributions
Under the Plan, each participant electing to contribute agrees to contribute not less than 1% nor more than 50% of their eligible compensation, as defined in the Plan, and subject to certain limitations of the Internal Revenue Code of 1986, as amended (the "Code"), in 1% increments as designated by the participant. Each automatically enrolled participant contributes 3% of their eligible compensation. A salary reduction and contribution agreement may be entered into by each employee as the employee begins participation in the Plan, and may be amended by the participant at any time. Participants who have attained the age of 50 before the end of the year are eligible to make catch-up contributions. Additionally, the Plan provides for a true-up matching contribution to ensure that eligible participants who elected to contribute the maximum contribution allowed by the Plan receive the maximum matching contribution of eligible compensation determined as of the end of the Plan year.
In 2021, the Plan utilized a safe harbor design for the matching contribution structure with a Qualified Automatic Contribution Arrangement ("QACA"). Effective July 1 of each year, employees who are contributing less than 15% to the Plan will have their deferral increased by 1% up to a maximum auto-escalation cap of 15%. Employees who wish to opt-out of the auto-escalation may do so at any time.

Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020
Notes to Financial Statements
December 31, 2024
For each calendar year, from January 1 through December 31 ("Plan Year"), the Company will make an Enhanced Matching Contribution on a per-pay-period basis, as defined by the Plan. Under the Enhanced Matching Contribution, each participant shall receive an amount equal to a dollar-for-dollar Company match of such participant's contribution which does not exceed 6% of such participant's total eligible compensation for the year, as defined by the Plan, regardless of years of service. Company contributions are net of forfeitures, as defined by the Plan. For the 2024 Plan Year, the Enhanced Matching Contribution totaled $11.9 million.
Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may direct daily the investment of participant and Company contributions among various registered investment companies, common/collective trust funds, and a Company common stock fund. If a participant is automatically enrolled, their contributions are invested in the Vanguard Target Retirement Income Trust II Fund that most closely matches their estimated retirement age.
Benefits
Distribution of a participant's vested account balance is payable upon retirement at or after the age of 59 1/2, total disability, death, or termination of employment. Distribution is equal to the salary reduction contributions and related earnings, plus the vested portion of any Company contributions and related earnings.
Withdrawals of up to 100% of the participant's contributions can be made only to meet immediate and heavy financial needs, as defined by the Plan, and only to the extent that such funds are not available to the participant for such needs from other sources. No hardship withdrawals are allowed against the earnings on participant contributions or against any Company contributions and related earnings. These restrictions are not applicable to Enhanced Matching Contributions when the participant reaches the age of 59 1/2.
Upon request, distributions shall be made no earlier than the month that follows the last day of the month in which entitlement occurs. Distributions from the Company common stock accounts shall be made in cash unless otherwise designated by the participant.
Participant Loans
Loans may be made for a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of the participant's contribution balance and related earnings plus 50% of the vested portion of the Enhanced Matching Contribution balance and related earnings. Loans are subject to rules and regulations established by the Committee, as defined by the Plan.
If a participant's employment is terminated, any outstanding loan balances must either be repaid immediately to the Plan or continue to be repaid to the Plan according to the original terms of the loan or they will be considered to be in default, in which case the unpaid loan balance will be treated as a distribution to the participant.
Vesting
The Company contributions and related earnings vest to participants depending upon the number of years of vesting service, as defined by the Plan, completed by such participant as follows:

Years of Service	Percentage Vested
Less than 2 years	0%
2 or more years	100%
Participants are 100% vested in Company contributions and the allocated portion of related earnings upon their attainment of age 65, total and permanent disability or death, and are always 100% vested in participant contributions and the related earnings on such contributions. Certain Company contributions made prior to August 1, 2020 are subject to a five-year graded vesting.

Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020
Notes to Financial Statements
December 31, 2024
Forfeitures
The amounts forfeited by participants who terminate employment prior to becoming fully vested are first used to reduce employer contributions. Any excess amounts may then be used to pay the Plan's share of allocable fees and other administrative expenses of the Plan.
Trinity Stock Fund
The Plan invests in common stock of the Company through the Trinity Stock Fund. The Trinity Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass-through election for its participants.
The Plan limits the amount a participant can invest in the Trinity Stock Fund to encourage diversification of participants' accounts. Each payroll period, a participant can direct up to a maximum of 25% of their contributions in the Trinity Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the Trinity Stock Fund to the extent the transfer would result in more than 25% of the participant's total account balance being invested in the Trinity Stock Fund.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee shall vote any allocated shares for which instructions have not been given by a participant pursuant to written directions from the Company. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Company directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.
Amendment or Termination of the Plan
The Company may amend the Plan at any time. However, no amendment, unless made to secure approval of the Internal Revenue Service (the "IRS") or other governmental agency, shall operate retroactively to reduce or divest the then-vested interest in the Plan of any participant, former participant, or beneficiary, or to reduce or divest any benefit payable under the Plan unless all participants, former participants, and beneficiaries then having vested interests or benefit payments affected thereby consent to such amendment.
Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions of ERISA. Upon complete or partial termination, the accounts of all participants affected thereby shall become 100% vested, and the Committee shall direct the Trustee to distribute the assets in the Plan, after receipt of any required approval by the IRS and payment of any expenses properly chargeable thereto, to participants, former participants, and beneficiaries in proportion to their respective account balances.
2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting. Benefits paid to participants are recorded when paid.
Valuation of Investments
Investments in the Plan are valued at fair value. Investments in registered investment companies are valued at published market prices. Investments in common/collective trust funds are valued at the net asset value per share ("NAV") as determined by the issuer based on the underlying fair value of its net assets. The Trinity Stock Fund invests primarily in the Company's common stock with a fractional amount invested in interest-bearing cash equivalents. Investments in common stock of the Company are stated at fair value based on quoted market prices. See Note 3 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported using average cost. Net appreciation or depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020
Notes to Financial Statements
December 31, 2024
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when incurred. There were no allowances for credit losses recorded as of December 31, 2024 or 2023. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS, if any, are recorded as a liability on the Statement of Net Assets Available for Benefits. There were no contributions in excess of amounts allowed by the IRS for the 2024 and 2023 Plan Years.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from these estimates.
Related-Party Transactions
As of December 31, 2024 and 2023, the interest-bearing cash equivalent portion of the Trinity Stock Fund was managed by the Trustee, and therefore, these transactions qualified as party-in-interest transactions. Additionally, a portion of the Plan's assets is invested in the Company's common stock. Because the Company is the Plan Sponsor, transactions involving the Company's common stock qualify as party-in-interest transactions. Under ERISA, all of these transactions are exempt from the prohibited transaction rules.
3. Fair Value Measurement
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for that asset or liability in an orderly transaction between market participants on the measurement date. An entity is required to establish a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair values are listed below.
•Level 1 – This level is defined as quoted prices in active markets for identical assets or liabilities. As of December 31, 2024 and 2023, Level 1 assets held by the Plan include the Trinity Stock Fund and registered investment companies.
•Level 2 – This level is defined as observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. As of December 31, 2024 and 2023, Level 2 assets held by the Plan include the common/collective trust funds.
•Level 3 – This level is defined as unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. As of December 31, 2024 and 2023, there are no Level 3 assets held by the Plan.
The following tables set forth, by level within the fair value hierarchy, the investments of the Plan that are measured at fair value.

	December 31, 2024
	Level 1	Level 2	Total
	(in millions)
Trinity Stock Fund	$11.0	$—	$11.0
Registered investment companies	34.2	—	34.2
Common/collective trust funds	—	333.6	333.6
Total investments at fair value	$45.2	$333.6	$378.8

Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020
Notes to Financial Statements
December 31, 2024

	December 31, 2023
	Level 1	Level 2	Total
	(in millions)
Trinity Stock Fund	$9.8	$—	$9.8
Registered investment companies	33.4	—	33.4
Common/collective trust funds	—	278.2	278.2
Total investments at fair value	$43.2	$278.2	$321.4
4. Investments
The Plan provides for investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the accompanying statements of net assets available for benefits.
5. Income Tax Status
The Plan has received a determination letter from the IRS dated April 19, 2017, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to receiving the determination letter, the Plan was amended and restated. The Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
Generally accepted accounting principles in the U.S. require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Supplemental Schedule

Trinity Industries, Inc. 401(k) Plan as Restated Effective August 1, 2020
EIN #75-0225040 Plan #029
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
December 31, 2024

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
				(in millions)
	Common/Collective Trust Funds:
	Putnam Investments Stable Value	Common/Collective Trust Fund - 30,116,042 shares	**	$30.1
	Fidelity Growth Company Commingled Pool Class A	Common/Collective Trust Fund - 1,125,387 shares	**	79.6
	Northern Trust S&P 500 Index	Common/Collective Trust Fund - 94,228 shares	**	55.3
	Northern Trust Aggregate Bond Index	Common/Collective Trust Fund - 136,454 shares	**	17.1
	Northern Trust Extended Equity Market Index	Common/Collective Trust Fund - 19,599 shares	**	7.3
	Northern Trust ACWI ex US IMI	Common/Collective Trust Fund - 81,896 shares	**	15.4
	Vanguard Target Retirement 2020 Trust II	Common/Collective Trust Fund - 181,607 shares	**	8.5
	Vanguard Target Retirement 2025 Trust II	Common/Collective Trust Fund - 70,055 shares	**	3.5
	Vanguard Target Retirement 2030 Trust II	Common/Collective Trust Fund - 659,278 shares	**	33.7
	Vanguard Target Retirement 2035 Trust II	Common/Collective Trust Fund - 126,716 shares	**	6.8
	Vanguard Target Retirement 2040 Trust II	Common/Collective Trust Fund - 540,550 shares	**	31.3
	Vanguard Target Retirement 2045 Trust II	Common/Collective Trust Fund - 91,766 shares	**	5.5
	Vanguard Target Retirement 2050 Trust II	Common/Collective Trust Fund - 395,493 shares	**	24.4
	Vanguard Target Retirement 2055 Trust II	Common/Collective Trust Fund - 57,887 shares	**	4.8
	Vanguard Target Retirement 2060 Trust II	Common/Collective Trust Fund - 65,417 shares	**	4.2
	Vanguard Target Retirement 2065 Trust II	Common/Collective Trust Fund - 59,167 shares	**	2.4
	Vanguard Target Retirement Income Trust II	Common/Collective Trust Fund - 81,799 shares	**	3.7
	Total Common/Collective Trust Funds			$333.6

	Registered Investment Companies:
	JPMorgan Mid Cap Value R6	Registered Investment Fund - 128,373 shares	**	$4.7
	MFS Mid Cap Growth Fund Class CT	Registered Investment Fund - 2,706 shares	**	0.1
	Harbor Small Cap Growth Instl	Registered Investment Fund - 280,627 shares	**	3.9
	Principal SmallCap Value II R6	Registered Investment Fund - 236,292 shares	**	2.7
	American Funds Europacific Growth R6	Registered Investment Fund - 110,746 shares	**	5.9
	JHancock Disciplined Value R6	Registered Investment Fund - 284,894 shares	**	6.4
	PGIM Total Return Bond R6	Registered Investment Fund - 884,700 shares	**	10.5
	Total Registered Investment Companies			$34.2

	Common Stock:
*	Trinity Industries, Inc.	Common Stock - 312,971 shares	**	$11.0
	Total Common Stock			$11.0

	Total Investments at Fair Value			$378.8

*	Notes Receivable from Participants	Participant loans - various maturities, interest rates from 3.25% to 9.50%		$6.0
*Party-in-interest
**Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Trinity Industries, Inc. 401(k) Plan as Restated Effective Effective August 1, 2020.

/s/ Keran G. Bellah
Keran G. Bellah
Member, Retirement Plan Committee
June 2, 2025

/s/ David C. DelVecchio
David C. DelVecchio
Member, Retirement Plan Committee
June 2, 2025

/s/ Douglas J. Horvath
Douglas J. Horvath
Member, Retirement Plan Committee
June 2, 2025

/s/ John M. Lee
John M. Lee
Member, Retirement Plan Committee
June 2, 2025

/s/ Christina N. Maldonado
Christina N. Maldonado
Member, Retirement Plan Committee
June 2, 2025

/s/ Eric R. Marchetto
Eric R. Marchetto
Member, Retirement Plan Committee
June 2, 2025

/s/ Jerald L. Martin
Jerald L. Martin
Member, Retirement Plan Committee
June 2, 2025

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm